Exhibit 99.1

Kaspi.kz Completes Acquisition of Controlling Interest in Hepsiburada

Almaty, 29 January 2025 – Joint Stock Company Kaspi.kz (“Kaspi.kz”) (NASDAQ: KSPI) has announced that it has completed its acquisition (the “Transaction”) of 40,000,000 Class A and 173,246,220 Class B shares (collectively, the “Shares”) of D-Market Electronic Services & Trading (“Hepsiburada”) (NASDAQ: HEPS) pursuant to the Stock Purchase Agreement (the “Agreement”) entered into on 17 October 2024 among Kaspi.kz and a group of sellers including Hanzade Doğan, the founder and controlling shareholder of Hepsiburada, Vuslat Doğan Sabancı, Begüm Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan (the “Sellers”).

Mikheil Lomtadze, CEO and co-founder of Kaspi.kz, commented:

“We are excited to be joining forces with Hepsiburada, one of the leading ecommerce companies in Türkiye. Expanding our addressable market to 100 million people has been an important strategic priority for Kaspi.kz.

Hepsiburada’s management team are focused on profitable growth rather than growth at all costs. Going forward, we will leverage the combined knowledge and technology that the Kaspi.kz and Hepsiburada teams bring in order to deliver fast and sustainable bottom-line growth well into the future.

Like Kaspi.kz, Hepsiburada is a highly entrepreneurial company and home-grown ecommerce champion, built by a visionary founder. Together there is huge potential to advance ecommerce and digital services in Türkiye and Kazakhstan, with the common goal of improving consumers’ and merchants’ lives. We believe that SMEs and entrepreneurs in Kazakhstan and Türkiye will benefit from new opportunities between our countries and over time across the broader region.”

Hanzade Doğan, Founder of Hepsiburada, commented:

“Today Hepsiburada starts its exciting future journey with Kaspi.kz.

My vision for Hepsiburada has always been one of sustainable growth and increased value creation. Kaspi.kz, with its focus on improving people’s lives through innovative solutions and status as a NASDAQ listed company, is the ideal partner to help Hepsiburada deliver on the next phase of its growth.

Recognized as an inspiring success story in the global technology world, Kaspi.kz’s commitment, trust, and investment in Hepsiburada will undoubtedly strengthen Hepsiburada’s position in Türkiye’s e-commerce sector and make a positive difference for Türkiye’s SMEs, entrepreneurs and consumers.

I wish both Hepsiburada and Kaspi.kz great success in their shared journey ahead.”

The Transaction received all the requisite approvals required under the Agreement, including the approval of Kaspi.kz’s shareholders, and the approval of the Turkish Competition Authority, the Central Bank of the Republic of Türkiye, the Turkish Banking Regulation and Supervisions Agency and the Turkish Information and Communications Authority.

Kaspi.kz and Hepsiburada will maintain distinct brands and operating structures. As a result of the Transaction, Kaspi.kz has become the controlling shareholder of Hepsiburada effective 29 January 2025 (the “Closing Date”), with the Shares representing 65.41% of the total outstanding share capital of Hepsiburada as of the date of the Agreement. Kaspi.kz purchased the Shares for total consideration of approximately $1,127 million, of which $600 million was paid in cash to the Sellers on the Closing Date, and $526.9 million of Deferred Cash Consideration (as defined in the Agreement) will be paid to the Sellers in cash no later than six months after the Closing Date. As collateral with respect to the Deferred Cash Consideration, Kaspi.kz has pledged 65,199,658 Class B shares of Hepsiburada in favor of the Sellers.

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – Kaspi Super App for consumers and Kaspi Pay Super App for merchants.

The Kaspi.kz Super App is Kazakhstan’s most popular mobile app, with 14 million MAU in 2023, 9.1 million of whom access our services daily. The Kaspi Pay Super App is the digital partner of choice for businesses and entrepreneurs in Kazakhstan, with 581 thousand merchant partners in 2023.

Through these Super Apps consumers and merchants can access our leading Payments, Marketplace, and Fintech Platforms. All our services are designed to be highly relevant to users’ everyday needs and enable consumers and merchants to connect and transact, using our proprietary payments network.

The combination of a large, highly engaged consumer and merchant base, best-in-class, highly relevant digital products and a capex lite approach, results in strong top-line growth, a profitable business model and enables us to continue innovating, delighting our users and fulfilling our mission.

Harvard Business School has written two case studies on Kaspi.kz which it continues to teach to its MBA students.

For further information

david.ferguson@kaspi.kz +44 7427 751 275

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Therefore, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to realize the benefits of the transactions contemplated by the Agreement; our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability of the e-Grocery operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; evolving nature of Kazakhstan’s legislative and regulatory framework; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; our ability to successfully remediate the existing material weaknesses in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; and risks related to other factors discussed under Item 3.D. “Risk Factors” in our Annual Report on Form

20-F filed with the U.S. Securities and Exchange Commission on 29 April 2024 and other SEC filings we make from time to time.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.